Mail Processing
Section

FEB 23 2012

Washington, DC
123

SECURITIES
W

12005044

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nighthawk Partners Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Sylvan Avenue
(No. and Street)

Englewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Grimaldi 201-944-2211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein Reminick LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	[redacted]	10018
(Address)	(City)		(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ralph Grimaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nighthawk Partners Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DANIELLE TERRAZZINO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/27/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK

CERTIFIED PUBLIC ACCOUNTANTS

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www. hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

SEC Mail Processing Section
FEB 23 2012
Washington, DC
123

To the Stockholders
Nighthawk Partners Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Nighthawk Partners Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

New York, New York
February 17, 2012

HOLTZ
RUBENSTEIN
REMINICK

NIGHTHAWK PARTNERS INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011

HOLTZ
RUBENSTEIN
REMINICK

NIGHTHAWK PARTNERS INC.

Contents

Year Ended December 31, 2011 — *Pages*

Financial Statements

Supplementary Information

HOLTZ
RUBENSTEIN
REMINICK

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www. hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Report of Independent Registered Public Accounting Firm

To the Stockholders
Nighthawk Partners Inc.

We have audited the accompanying statement of financial condition of Nighthawk Partners Inc. as of December 31, 2011, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nighthawk Partners Inc. as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Holtz Rubenstein Reminick LLP

New York, New York
February 17, 2012

NIGHTHAWK PARTNERS INC.

Statement of Financial Condition

December 31, 2011

Assets	
Cash and Cash Equivalents	$ 1,379,891
Accounts Receivable	135,458
Prepaid Expenses	3,788
Property and Equipment, net	18,761
Other Assets	12,919
Total Assets	$ 1,550,817
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 5,940
Other liabilities	1,485
Total Liabilities	7,425
Commitments and Contingencies	
Stockholders' Equity:	
Common stock, no par value, 2,500 shares authorized and 350 shares issued and outstanding, stated at	1,447,797
Retained earnings	95,595
Total Stockholders' Equity	1,543,392
Total Liabilities and Stockholders' Equity	$ 1,550,817

NIGHTHAWK PARTNERS INC.

Statement of Operations and Comprehensive Loss

Year Ended December 31, 2011

Revenue:	
Commissions	$ 508,819
Operating Expenses:	
Compensation and benefits	1,113,904
Operating and administrative expenses	825,205
Total Operating Expenses	1,939,109
Loss from Operations	(1,430,290)
Other Income (Expense):	
Interest income (net of $29 interest expense)	3,391
Other income	82,012
Other expense	(1,000)
Total Other Income	84,403
Loss before Provision for Income Taxes	(1,345,887)
Provision for Income Taxes	-
Net Loss	(1,345,887)
Other Comprehensive Income:	
Income from defined benefit pension plan, net	336,467
Total Comprehensive Loss	$ (1,009,420)

See notes to financial statements.

NIGHTHAWK PARTNERS INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2011

	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance - beginning of year	$ 1,447,797	$ 1,441,482	$ (336,467)	$ 2,552,812
Other Comprehensive Income, net of pension termination costs	-	-	336,467	336,467
Net Loss	-	(1,345,887)	-	(1,345,887)
Balance - end of year	$ 1,447,797	$ 95,595	$ -	$ 1,543,392

NIGHTHAWK PARTNERS INC.

Statement of Cash Flows

Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net loss	$ (1,345,887)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	13,805
Non-cash pension expense	231,678
Changes in operating assets and liabilities:	
Accounts receivable	454,454
Prepaid expenses	1,340
Other assets	2,795
Accounts payable and accrued liabilities	(51,224)
Other liabilities	(1,867)
Net Cash Used in Operating Activities	(694,906)
Cash Flows from Investing Activities:	
Purchase of property and equipment	(4,452)
Net Cash Used in Investing Activities	(4,452)
Net Decrease in Cash and Cash Equivalents	(699,358)
Cash and Cash Equivalents - beginning of year	2,079,249
Cash and Cash Equivalents - end of year	$ 1,379,891
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 2,655
Interest	$ 29

See notes to financial statements.

Notes to Financial Statements

Year Ended December 31, 2011

1. Organization and Nature of Business

Nighthawk Partners Inc. (the "Company") was incorporated under the laws of the State of New Jersey on January 23, 1997. The Company provides finder or introducer services to private investment funds and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

2. Summary of Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2011, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents. At December 31, 2011, the Company had cash on deposit not covered by FDIC insurance of $1,129,891.

Accounts receivable - Accounts receivable are carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2011 are fully collectible. Accordingly, no reserve for bad debts has been recorded at December 31, 2011.

Property and equipment - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation and amortization thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation and amortization are provided on the straight-line basis over estimated useful lives ranging from 3 to 5 years.

Expenditures for maintenance and repairs are charged to operations as incurred.

Revenue recognition - The Company earns commissions for introducing new investors principally to private investment funds and investment managers. Commissions earned are computed based on the contractually agreed-upon portion of the fees charged by each manager to the investment funds.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable approximate their fair market value due to the short term maturities of these instruments.

Income taxes - The Company, with the consent of it stockholders, has elected to be treated as an "S" corporation for federal and state income tax purposes. As such, the stockholders are required to include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, the financial statements do not include a provision for income taxes.

The Company's federal and state tax returns are subject to review and examination by the taxing authorities and any adjustments could offset the income tax liabilities of the individual stockholders. The Company is no longer subject to the United States federal, state, and local income tax examinations by tax authorities for years ending before 2008 due to expired statutes of limitations.

Uncertain tax positions - The Company follows the provisions of Accounting for Uncertainty in Income Taxes ("*Uncertain Tax Position*"). *Uncertain Tax Position* prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under *Uncertain Tax Position,* an entity may only recognize or continue to recognize tax positions that meet a "more-likely-than-not" threshold. The Company has evaluated its tax position for the year ended December 31, 2011, and does not expect a material adjustment to be made.

Subsequent events - The Company evaluated all subsequent events from the date of the statement of financial condition through February 17, 2012, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

3. Property and Equipment

Property and equipment consists of the following:

December 31, 2011	Estimated Useful Lives in Years		
Furniture and Fixtures	5	$	50,888
Machinery and Equipment	5		86,946
Leasehold Improvements	Lesser of term of lease or life of asset		29,645
			167,479
Less Accumulated Depreciation and Amortization			148,718
		$	18,761

Depreciation and amortization expense charged to operations for the year ended December 31, 2011 was $13,805.

Notes to Financial Statements

Year Ended December 31, 2011

4. Operating Leases

The Company leases office space under a noncancelable operating lease which expires October 31, 2013 as well as a vehicle lease which expired in 2011. Future minimum lease payments required under the noncancelable operating lease total $98,313. The payments for the years ended December 31, 2012 and 2013 will be $53,625 and $44,688, respectively.

Net lease expense charged to operations for the year ended December 31, 2011 was $66,542.

5. Defined Benefit Pension Plan

The Company previously sponsored a qualified defined benefit Cash Balance Plan ("Plan") covering substantially all employees. The Plan was frozen in 2009 with no additional participants or benefit permitted. On June 15, 2010, the Company formally amended its Plan to provide for its termination. On September 1, 2011, the Company received regulatory approval to terminate the Plan and on December 28, 2011, upon receipt of the appropriate regulatory approvals for termination of the Plan, the Company settled the accumulated benefit obligation of $1,264,622 as of that date. The termination resulted in the Company recognizing $235,871 of pension expense in 2011.

The table below sets forth the Plan's funded status and amounts recognized in the Company's financial statements:

December 31, 2011		
Fair value of Plan assets at Beginning of Year	$	1,134,339
Actual Return on Plan		126,091
Employer contributions		4,192
Benefits paid		(1,264,622)
Fair value of Plan assets at End of Year	$	-

The components of net periodic pension cost are as follows:

December 31, 2011		
Interest Cost	$	28,005
Expected Return on Plan Asset		(22,827)
Amortization of Actuarial Loss		71,851
	$	77,029

6. Defined Contribution Plan

The Company has a qualified defined contribution 401(k) plan ("401(k) Plan") for its employees. The Company may elect, but is not required to make, matching or mandatory contributions to the 401(k) Plan. The 401(k) Plan includes a discretionary profit-sharing provision. The Company did not elect to make any discretionary contributions to the 401(k) Plan in 2011.

Notes to Financial Statements

Year Ended December 31, 2011

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require the maintenance of minimum net capital of $45,000 and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $1,372,466 which was $1,327,466 in excess of its required net capital. The Company's net capital ratio was 0.004 to 1.

8. Concentration of Risk

During 2011, commissions from three customers approximated 82% of revenues. At December 31, 2011, the amount included in accounts receivable from these customers was $113,818.

9. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Supplementary Information

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net Capital:	
Stockholders' equity	$ 1,543,392
Deductions and/or Charges:	
Non-allowable assets:	
Accounts receivable	135,458
Prepaid expenses	3,788
Property and equipment, net	18,761
Other assets	12,919
Total Deductions and/or Charges	170,926
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	1,372,466
Haircuts on Securities	-
Net Capital	$ 1,372,466
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 7,425
Total Aggregate Indebtedness	$ 7,425
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 45,000
Excess Net Capital	$ 1,327,466
Ratio: Aggregate Indebtedness to Net Capital	0.004 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

Reconciliation of the Company's Computation of Net Capital and Form X-17A-5 as of December 31, 2011:

There are no material differences between the Company's computation of net capital in the schedule above and the Company's FOCUS report filed on January 24, 2012; therefore, a reconciliation pursuant to Rule 17a-5(d)(4) is not applicable.